THE GABELLI ASSET FUND (the "Fund")

EXHIBIT TO ITEM 77O

REPORTING 10F-3 TRANSACTIONS ON FORM N-SAR


The following security was purchased from syndicates in which an affiliated broker dealer was a participant for the period January 1, 2007 through June 30, 2007 in accordance with Rule 10f-3 Procedures and Affiliated Underwriting Procedures of the Fund.


ISSUER:  PINNACLE ENTERTAINMENT INC.

*	Trade Date:  1/12/2007
*	Part of an issue registered under the Securities Act of 1933 that is being offered to the public, purchased at not more than the offering price, offered pursuant to a firm commitment underwriting.
*	3 Years operation:  Yes
*	Selling Broker: Bear Stearns
*	Shares Purchased: 53,000
*	Purchase Price Per Share: $32.00
*	% of Issue:  0.53%